UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-38265

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
nVent Management Company Retirement Savings and Investment Plan
nVent Management Company
1665 Utica Avenue South, Suite 700
St. Louis Park, Minnesota 55416

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
nVent Electric plc
The Mille, 1000 Great West Road, 8th Floor (East)
London, TW8 9DW
United Kingdom

NVENT MANAGEMENT COMPANY RETIREMENT SAVINGS AND INVESTMENT PLAN
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500 —	10
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2024	11

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
nVent Management Company Retirement Savings and Investment Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of nVent Management Company Retirement Savings and Investment Plan (the "Plan") as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Emphasis of Matter
As discussed in Note 1 to the financial statements, effective January 1, 2024, the ECM Industries, LLC 401(k) Plan and ILSCO 401(k) Plan were merged into the Plan. Also, effective December 31, 2024, the Trachte, LLC 401(k) Plan, the Parkline, Inc. Delaney Road Facility 401(k) Plan and the Parkline, Inc. 401(k) Plan were merged into the Plan. The assets and liabilities of the respective plans were merged into the Plan as of the respective merger dates. Our opinion is not modified with respect to this matter.
Report on Supplemental Schedule
The supplemental schedule of assets (held at end of year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
June 24, 2025
We have served as the auditor of the Plan since 2020.

NVENT MANAGEMENT COMPANY RETIREMENT SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2024 and 2023

	2024	2023
ASSETS:
Participant-directed investments — at fair value	$721,636,255	$569,004,123
Receivables
Notes receivable from participants	7,304,058	5,647,450
Employee contributions	7,656	715,123
Employer contributions	5,257	357,909
Total receivables	7,316,971	6,720,482
Total assets	728,953,226	575,724,605
NET ASSETS AVAILABLE FOR BENEFITS	$728,953,226	$575,724,605
See accompanying notes to financial statements.

NVENT MANAGEMENT COMPANY RETIREMENT SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2024

CONTRIBUTIONS:
Employee	$30,511,138
Employer	15,379,042
Rollover	6,486,057
Total contributions	52,376,237

INVESTMENT INCOME:
Interest and dividend income	4,879,295
Net appreciation in the fair value of investments	100,737,505
Total investment income	105,616,800

DEDUCTIONS:
Distributions to participants	85,435,975
Administrative expenses	143,479
Total deductions	85,579,454

CHANGE IN NET ASSETS BEFORE PLAN TRANSFERS	72,413,583

PLAN TRANSFERS (Note 1)	80,815,038
CHANGE IN NET ASSETS	153,228,621
NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	575,724,605
NET ASSETS AVAILABLE FOR BENEFITS — End of year	$728,953,226
See accompanying notes to financial statements.

Notes to financial statements
As of December 31, 2024 and 2023 and for the year ended December 31, 2024

1.DESCRIPTION OF THE PLAN
The following description of the nVent Management Company Retirement Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.
General Information — The Plan was established on January 1, 2019, was restated effective November 1, 2022 to incorporate all historical plan amendments and has been subsequently amended and restated effective December 31, 2024. The Plan is a defined contribution plan with a cash or deferred arrangement described in Internal Revenue Code ("IRC") Section 401(k). With certain exceptions, the Plan covers employees of U.S. subsidiaries of nVent Electric plc ("nVent" or the "Company") who have attained age 18, although such employees must have one year of service before becoming vested in employer matching contributions. nVent Management Company is a subsidiary of the Company, and is the Plan sponsor as well as Plan administrator. Fidelity Management Trust Company ("Fidelity") is recordkeeper and trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.
Effective January 1, 2024, the ECM Industries, LLC 401(k) Plan (the "ECM Plan") and ILSCO 401(k) Plan for Collectively Bargained Employees (the "ILSCO Plan") were merged into the Plan. Participants of the ECM Plan and the ILSCO Plan were 100% vested in their account balance. In 2024, the combined related participants and plan assets of $54,498,178 were transferred to the Plan and are reflected in the Statement of Changes in Net Assets Available for Benefits as Plan transfers. Effective January 1, 2024, ECM Industries, LLC and ILSCO LLC became participating employers in the Plan and their employees were eligible to participate in the Plan. Principal Trust Company was the trustee of the ECM Plan and ILSCO Plan for the period from January 1, 2024 through February 21, 2024.
Effective December 31, 2024, the Trachte, LLC 401(k) Plan (the "Trachte Plan"), the Parkline, Inc. Delaney Road Facility 401(k) Plan and the Parkline, Inc. 401(k) Plan (collectively the "Parkline Plans") were merged into the Plan with the participants 100% vested. In 2024, the combined related participants and plan assets of $26,316,860 were transferred to the Plan and are reflected in the Statement of Changes in Net Assets Available for Benefits as Plan transfers. Empower Trust Company LLC and Alerus Financial, N.A. were the trustees of the Trachte Plan and the Parkline Plans, respectively, as of and for the year ended December 31, 2024.
Participation — Participation for regular full-time employees may commence effective with the date of hire, provided that the employee is at least age 18. Participation for regular part-time employees may commence effective the first day of the month coinciding with or next following six months after the date of hire, provided that the employee is at least age 18. Participation for collectively bargained employees of ILSCO LLC and its affiliates may commence effective the first day of the month coinciding with or next following two months after date of hire, provided that the employee is at least age 18. Participant contributions are subject to a maximum of 50% of pre-tax compensation and 15% of after-tax compensation for a combined limit of 65% of compensation. Employee contributions are also subject to the IRC Section 402(g) limitation of $23,000 for 2024. Employees who will be age 50 or older are permitted to make additional catch up contributions to the Plan up to the IRC limitation of $7,500 for 2024.
The Plan has an automatic enrollment feature for new employees at a rate of 5% of eligible compensation with an automatic annual increase of 1% per year until the participant reaches a deferral rate of 10%. Employees can opt-out of automatic enrollment and automatic annual increase at any time. As of January 1, 2024, pursuant to the applicable collective bargaining agreement, the automatic enrollment feature does not apply to employees of ILSCO LLC who are covered by a collective bargaining agreement.
Employee contributions are matched at the rate of 100% of the first 5% of eligible compensation that is contributed to the Plan by a participant on a pre-tax basis. As of January 1, 2024, pursuant to the applicable collective bargaining agreement, employees of ILSCO LLC who are covered by a collective bargaining agreement are not eligible for matching contributions.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's matching contributions and Plan earnings, and charged with withdrawals and allocations of Plan losses and administrative expenses. The benefit to which a participant is entitled under the Plan is the value of the participant's vested account.

Notes to financial statements
As of December 31, 2024 and 2023 and for the year ended December 31, 2024
Investments — Participants direct the investment of their account into various investment options offered by the Plan and may change investments and transfer amounts daily. The Plan currently offers various investment alternatives to Plan participants, consisting of corporate stock, mutual funds, common/collective trusts and stable value funds. Participants may also direct their investments through a trustee sponsored brokerage account, which offers the option to invest in a variety of individual stocks and mutual funds. Participants cannot allocate more than 25% of their contributions into the Company’s ordinary shares. Investment management fees are charged against 401(k) trust earnings before such earnings are allocated to participant accounts.
Notes receivable from participants — Loans for any reason are allowed under the Plan. The interest rate charged is prime rate plus 1% at the time funds are borrowed. The maximum maturity of the loans is five years (15 years for loans to purchase a primary residence). The minimum loan amount is $1,000, and the maximum is the lesser of 50% of the vested account balance or $50,000. Due to transfers of notes receivable from participants related to plan transfers, certain loans outstanding as of December 31, 2024 and 2023 may bear interest at rates higher than the prime rate plus 1% and have an original maturity greater than 15 years. As of January 1, 2024, pursuant to the applicable collective bargaining agreement, an employee of ILSCO LLC who is covered by a collective bargaining agreement is not eligible to take a loan from his or her participant account.
Vesting — Participants are vested immediately in all elective deferral, after-tax, rollover, and discretionary contributions, plus actual earnings thereon. All matching contributions are 100% vested upon completion of one year of service.
Administrative Expenses — Administrative expenses of the Plan are paid in part by the Plan sponsor and the participants as provided in the Plan document.
The Plan has a revenue-sharing agreement whereby certain investment managers return a portion of the investment fees to the recordkeeper to offset the Plan's administrative expenses. Future Plan expenses can be paid from any excess remaining revenue sharing amounts. During 2024, there were no Plan administrative expenses paid from this unallocated account. The Plan held undistributed administrative revenues of $136,564 and $52,832 at December 31, 2024 and 2023, respectively.
Payment of Benefits — Upon severance from service for any reason, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested account balance. Some participants can also elect annual installments over a term-certain period.
Hardship Withdrawals — Hardship withdrawals are available for immediate and heavy financial need up to the amount of pre-tax contributions and earnings thereon. Hardship withdrawals can occur any time with a maximum of two per calendar year.
Forfeitures — When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account, as defined by the Plan, represents a forfeiture. The plan document permits the use of forfeitures to either reduce future employer contributions or to pay plan administrative expenses for the plan year. As of December 31, 2024 and 2023, forfeited nonvested accounts totaled $20,108 and $34,587, respectively. During the year ended December 31, 2024, employer contributions were reduced by $455,352 as a result of the forfeited nonvested accounts.
Subsequent Events — Effective January 1, 2025, current employees of Trachte, LLC and Parkline, Inc. became covered by the Plan.
Effective January 1, 2025, the Plan was amended and restated to allow for Roth deposits and contributions, including Roth contributions made to a prior plan that have been transferred to this Plan.
Effective January 30, 2025 (the "Closing Date"), nVent completed the sale of its Thermal Management business, including nVent Thermal LLC ("Thermal"), to BCP VI Summit Holdings LP. Effective immediately following the Closing Date and pursuant to a transition services agreement ("TSA"), Thermal will be a participating employer in the Plan and Thermal employees will remain participants or be eligible to participate in the Plan. All accounts of Thermal employees will be transferred, in a trustee-to-trustee transfer, to a qualified defined contribution plan designed by the acquirer upon (or as soon as practicable after) the expiration of the TSA period.

Notes to financial statements
As of December 31, 2024 and 2023 and for the year ended December 31, 2024
2.SIGNIFICANT ACCOUNTING POLICIES
Basis of accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and uncertainties
The Plan provides various investment options to its participants, including corporate stock, mutual funds, common/collective trusts and stable value funds. Participants may also direct their investments through a trustee sponsored brokerage account, which offers the option to invest in a variety of individual stocks and mutual funds, etc. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants' account balances and the amounts reported in the financial statements.
Concentration of investments
At December 31, 2024 and 2023 the Plan's investment in the Fidelity Growth Company Commingled Pool was $157,592,045 and $121,200,347, respectively and represented 21.8% and 21.3%, respectively of the Plan's total investments at fair value.
Investment valuation and income recognition
The Plan's investments are stated at fair value. Accounting guidance related to fair value measurements, which establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements (see note 3). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation and depreciation in the fair value of investments includes gains and losses in investments sold during the year as well as appreciation and depreciation of the investments held at year end.
Notes receivable from participants
Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Contributions
Contributions to the Plan from participants, and when applicable, from the Company are recorded in the period that payroll deductions are withheld from Plan participants.
Excess Contributions Payable
The Plan is required to return contributions received during the Plan year in excess of the IRC limits. There were no excess contributions due to participants as of December 31, 2024 and 2023.
Payment of benefits
Benefit payments to participants are recorded upon distribution. There were no participants, who elected to withdraw from the Plan, but had not yet been paid at December 31, 2024.
3.FAIR VALUE MEASUREMENTS
The Plan's estimates of fair value for financial assets are based on the framework established in the fair value accounting guidance. Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the

Notes to financial statements
As of December 31, 2024 and 2023 and for the year ended December 31, 2024 lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.
In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.
Certain investments are measured at fair value on a recurring basis in the statements of net assets available for benefits. The following methods and assumptions were used to estimate the fair values:
Mutual funds, ordinary shares and other investments — These investments are classified as Level 1 and consist of various publicly-traded money market funds, mutual funds, ordinary shares and other investments. Ordinary shares are valued at the closing price reporting on the active market on which the securities are traded on the last business day of the Plan year. Shares of registered investment companies, consisting of mutual funds, are valued at quoted market prices and are actively traded.
Self-directed brokerage account — Consists primarily of the following investments: (1) mutual funds, which are valued at quoted market prices and are actively traded; (2) a variety of ordinary shares, which are valued at the closing price reporting on the active market on which the securities are traded on the last business day of the Plan year; and (3) cash and cash equivalents, which approximate fair value due to their short term nature.
Common/collective trusts — These investments consist of various other collective investment trust funds. The underlying investments in these collective investment trust funds primarily include intermediate and long-term debt securities, corporate debt securities, equity securities and fixed income securities. The overall fair value of the common/collective trusts are valued at net asset value ("NAV"), which is based on the fair value of the underlying securities owned by the fund and divided by the number of shares outstanding. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. There are no unfunded commitments within these trusts, and participant-directed withdrawals may be made at any time without penalty, regardless of their frequency or amount.
Stable value fund — A collective trust fund that is composed primarily of fully benefit-responsive investment contracts that is valued at the NAV of units of the bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to confirm that securities liquidations will be carried out in an orderly business manner.
In accordance with GAAP, investments measured at NAV as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the following tables are intended to permit reconciliation to the amount presented in the statements of net assets available for benefits.

Notes to financial statements
As of December 31, 2024 and 2023 and for the year ended December 31, 2024
The fair values of the Plan's investments measured at fair value on a recurring basis and their respective level within the fair value hierarchy was as follows:

	December 31, 2024
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
nVent Electric plc ordinary shares	$25,843,927	$—	$—	$25,843,927
Interest-bearing cash	6,857,330	—	—	6,857,330
Mutual funds	89,267,540	—	—	89,267,540
Self-directed brokerage accounts	12,226,496	—	—	12,226,496
Net investments in fair value hierarchy	134,195,293	—	—	134,195,293
Investments valued at NAV- common/collective trusts				559,302,092
Investments valued at NAV- stable value fund				28,138,870
Total investments at fair value	$134,195,293	$—	$—	$721,636,255

	December 31, 2023
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
nVent Electric plc ordinary shares	$23,730,765	$—	$—	$23,730,765
Interest-bearing cash	7,441,519	—	—	7,441,519
Mutual funds	61,540,115	—	—	61,540,115
Self-directed brokerage accounts	6,744,517	—	—	6,744,517
Net investments in fair value hierarchy	99,456,916	—	—	99,456,916
Investments valued at NAV- common/collective trusts				436,163,741
Investments valued at NAV- stable value fund				33,383,466
Total investments at fair value	$99,456,916	$—	$—	$569,004,123
4.FEDERAL INCOME TAX STATUS
The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated April 24, 2024, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. In 2024, it was identified that certain operational issues occurred in the Plan. In order to prevent the Plan from incurring a qualification defect, the Plan’s sponsor has taken the necessary corrective steps in accordance with the acceptable correction methods of the Employee Plans Compliance Resolution System ("EPCRS"). The Plan sponsor believes the Plan has maintained its tax-exempt status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
5.EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are stable value funds and shares of mutual funds managed by Fidelity. Fidelity is the trustee and recordkeeper as defined by the Plan. These transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Administrative revenues arise when investment managers return a portion of the investment fees to Fidelity to offset the administrative expenses. Any excess resulting from this revenue sharing remains in an unallocated account from which future Plan expenses can be paid. During 2024, there were no Plan administrative expenses paid from this unallocated account. The Plan held undistributed administrative revenues of $136,564 and $52,832 at December 31, 2024 and 2023, respectively.
At December 31, 2024 and 2023, the Plan held 379,117 and 401,557 ordinary shares of nVent, the parent of the sponsoring employer, with a cost basis of $6,380,017 and $6,076,340, respectively. During the year ended December 31, 2024, purchases of shares by the Plan totaled $5,007,522 and sales of shares by the Plan totaled $2,894,884, respectively. During the year ended December 31, 2024, the Plan recorded dividend income of $251,260 with respect to the ordinary shares of nVent.

Notes to financial statements
As of December 31, 2024 and 2023 and for the year ended December 31, 2024
Participant loans also qualify as party-in-interest transactions and amounted to $7,304,058 and $5,647,450 at December 31, 2024 and 2023, respectively.
6.PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.
7.RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
As of December 31, 2024 and 2023, reconciliation of net assets available for benefits per the financial statements to the Form 5500 was as follows:

	2024	2023
Net assets available for benefits per the financial statements	$728,953,226	$575,724,605
Less: Cumulative deemed distributions of participant loans	(347,005)	(338,190)
Net assets available for benefits per Form 5500	$728,606,221	$575,386,415
As of December 31, 2024 and 2023, reconciliation of notes receivable from participants per the financial statements to the Form 5500 was as follows:

	2024	2023
Notes receivable from participants per the financial statements	$7,304,058	$5,647,450
Less: Cumulative deemed distributions of participant loans	(347,005)	(338,190)
Notes receivable from participants per Form 5500	$6,957,053	$5,309,260
For the year ended December 31, 2024, reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 was as follows:

2024
Change in net assets available for benefits per the financial statements	$72,413,583
Less: Change in cumulative deemed distributions of participant loans	(8,815)
Change in net assets available for benefits per Form 5500	$72,404,768
For the year ended December 31, 2024, reconciliation of net investment income per the financial statements to the Form 5500 was as follows:

2024
Net investment income per the financial statements	$105,616,800
Less: Interest on deemed distributions of participant loans	(25,226)
Net investment income per Form 5500	$105,591,574
For the year ended December 31, 2024, reconciliation of distributions to participants per the financial statements to the Form 5500 was as follows:

2024
Distributions to participants per the financial statements	$85,435,975
Less: Deemed distributions of participant loans	(16,411)
Distributions to participants per Form 5500	$85,419,564
*    *    *    *    *    *

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE
REQUIREMENTS OF FORM 5500

NVENT MANAGEMENT COMPANY RETIREMENT SAVINGS AND INCENTIVE PLAN			(EIN: 82-3123161)
			(Plan #001)
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2024

Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Description	Cost	Current value
Vanguard Fiduciary Trust	Target Retirement Income Trust II	Common/collective trust	*	$5,508,059
Vanguard Fiduciary Trust	Target Retirement 2020 Fund Trust II	Common/collective trust	*	14,840,744
Vanguard Fiduciary Trust	Target Retirement 2025 Fund Trust II	Common/collective trust	*	39,750,654
Vanguard Fiduciary Trust	Target Retirement 2030 Fund Trust II	Common/collective trust	*	68,123,065
Vanguard Fiduciary Trust	Target Retirement 2035 Fund Trust II	Common/collective trust	*	49,357,695
Vanguard Fiduciary Trust	Target Retirement 2040 Fund Trust II	Common/collective trust	*	34,025,775
Vanguard Fiduciary Trust	Target Retirement 2045 Fund Trust II	Common/collective trust	*	38,637,168
Vanguard Fiduciary Trust	Target Retirement 2050 Fund Trust II	Common/collective trust	*	37,316,990
Vanguard Fiduciary Trust	Target Retirement 2055 Fund Trust II	Common/collective trust	*	22,618,854
Vanguard Fiduciary Trust	Target Retirement 2060 Fund Trust II	Common/collective trust	*	11,654,542
Vanguard Fiduciary Trust	Target Retirement 2065 Fund Trust II	Common/collective trust	*	3,466,896
Vanguard Fiduciary Trust	Target Retirement 2070 Fund Trust II	Common/collective trust	*	391,431
Fidelity Management Trust Company(1)	Growth Company Commingled Pool A	Common/collective trust	*	157,592,045
Reliance Trust Company	Legal & General Russell 3000 Fund	Common/collective trust	*	51,492,726
Reliance Trust Company	Legal & General MSCI EAFE Fund	Common/collective trust	*	2,472,373
BlackRock Institutional Trust Co NA	Total Return Bond Fund L	Common/collective trust	*	6,842,746
Great Gray	Core Plus Bond Fund II Fee Class R1	Common/collective trust	*	5,539
Great Gray	Emerging Markets Fund Class R1	Common/collective trust	*	7,890
Great Gray	Large Cap Growth Fund II Fee Class R1	Common/collective trust	*	211,793
Great Gray	Large Cap Value Fund Class R1	Common/collective trust	*	185,639
Great Gray	Mid Cap Value Fee Class R1	Common/collective trust	*	19,034
Great Gray	Small Cap Value Fund II Fee Class R1	Common/collective trust	*	111,342
Federated Hermes	Capital Preservation Fund	Common/collective trust	*	209,439
Loomis Sayles Trust Company, LLC	Small Cap Growth Fund Class C	Common/collective trust	*	14,459,653
Total common/collective trusts				559,302,092
Oakmark	Fund Investor Class	Registered investment company	*	35,187,333
Dodge & Cox	International Stock Fund	Registered investment company	*	8,742,315
Fidelity Investments Institutional Operations Company, LLC(1)	US Bond Index Fund	Registered investment company	*	4,062,200
Victory Capital	Integrity Small Cap Value Fund Class R6	Registered investment company	*	9,076,678
American Funds	New Perspective Class R6	Registered investment company	*	216,153
American Funds	American Balanced Fund® Class R6	Registered investment company	*	95,253
American Funds	Fundamental Investors® Class R6	Registered investment company	*	21,967
American Funds	EuroPacific Growth Fund Class R6	Registered investment company	*	4,881
Blackrock	Lifepath Index 2030 Class K	Registered investment company	*	1,827,362
Blackrock	Lifepath Index 2035 Class K	Registered investment company	*	2,989,282
Blackrock	Lifepath Index 2040 Class K	Registered investment company	*	2,040,148
Blackrock	Lifepath Index 2045 Class K	Registered investment company	*	2,562,987
Blackrock	Lifepath Index 2050 Class K	Registered investment company	*	1,444,115
Blackrock	Lifepath Index 2055 Class K	Registered investment company	*	1,876,561
Blackrock	Lifepath Index 2060 Class K	Registered investment company	*	1,024,032
Blackrock	Lifepath Index 2065 Class K	Registered investment company	*	364,451
Blackrock	Lifepath Index Retirement Class K	Registered investment company	*	1,101,391
Carillon Eagle	Mid Cap Growth Class R6	Registered investment company	*	4,253
Cohen & Steers	Real Estate Securities Class Z	Registered investment company	*	23,052
Fidelity Investments(1)	500 Index	Registered investment company	*	585,704
Fidelity Investments(1)	Mid Cap Index	Registered investment company	*	163,858

Fidelity Investments(1)	Small Cap Index	Registered investment company	*	160,525
Fidelity Investments(1)	Contrafund®	Registered investment company	*	366,879
Guggenheim	Total Return Bond Class R6	Registered investment company	*	43,518
The Goldman Sachs Group, Inc.	Bond Institutional Fund	Registered investment company	*	14,248
Hartford Schroders	Intl Multi-Cap Value SDR	Registered investment company	*	147,719
Janus Henderson Investors	Multi-Sector Income Class N	Registered investment company	*	11,380
Janus Henderson Investors	Triton Fund Class N	Registered investment company	*	88,264
JPMorgan Investment Management Inc.	Small Cap Growth Class R6	Registered investment company	*	40,229
JPMorgan Investment Management Inc.	Mid Cap Growth Fund Class R6	Registered investment company	*	217,590
Massachusetts Financial Services Co	Intl Diversification Class R6	Registered investment company	*	181,571
Pacific Investment Management Company LLC	Income Fund Institutional Class	Registered investment company	*	21,053
Pacific Investment Management Company LLC	All Asset International Fund	Registered investment company	*	18,468
T. Rowe Price Investment Services Inc.	Equity Income Fund Investor Class	Registered investment company	*	23,446
T. Rowe Price Investment Services Inc.	Spectrum Mod Growth Alloc	Registered investment company	*	105,566
The Vanguard Group, Inc.	500 Index Fund Admiral Shares	Registered investment company	*	519,556
The Vanguard Group, Inc.	Inflation-Protected Securities Fund Admiral Shares	Registered investment company	*	1,450
The Vanguard Group, Inc.	LifeStrategy Income Fund	Registered investment company	*	24,842
The Vanguard Group, Inc.	LifeStrategy Growth Fund	Registered investment company	*	29,196
The Vanguard Group, Inc.	LifeStrategy Moderate Growth Fund	Registered investment company	*	145,311
The Vanguard Group, Inc.	Mid-Cap Index Fund Admiral Shares	Registered investment company	*	281,277
The Vanguard Group, Inc.	Real Estate Index Fund Admiral Shares	Registered investment company	*	96,554
The Vanguard Group, Inc.	Small Cap Index Fund Admiral Shares	Registered investment company	*	191,178
The Vanguard Group, Inc.	Target Retirement Income Fund	Registered investment company	*	8,637
The Vanguard Group, Inc.	Target Retirement Income 2020 Fund	Registered investment company	*	39,957
The Vanguard Group, Inc.	Target Retirement Income 2025 Fund	Registered investment company	*	87,677
The Vanguard Group, Inc.	Target Retirement Income 2030 Fund	Registered investment company	*	1,000,597
The Vanguard Group, Inc.	Target Retirement Income 2035 Fund	Registered investment company	*	1,469,267
The Vanguard Group, Inc.	Target Retirement Income 2040 Fund	Registered investment company	*	1,179,941
The Vanguard Group, Inc.	Target Retirement Income 2045 Fund	Registered investment company	*	1,044,136
The Vanguard Group, Inc.	Target Retirement Income 2050 Fund	Registered investment company	*	425,685
The Vanguard Group, Inc.	Target Retirement Income 2055 Fund	Registered investment company	*	744,084
The Vanguard Group, Inc.	Target Retirement Income 2060 Fund	Registered investment company	*	125,274
The Vanguard Group, Inc.	Target Retirement Income 2065 Fund	Registered investment company	*	8,960
The Vanguard Group, Inc.	Total International Stock Index Fund Admiral Shares	Registered investment company	*	14,167
The Vanguard Group, Inc.	International Growth Fund Admiral Shares	Registered investment company	*	6,975,362
Total registered investment companies				89,267,540
Putnam Investments	Stable Value Fund	Stable value fund	*	120,756
Fidelity Management Trust Company(1)	Managed Income Portfolio II, Class 1	Stable value fund	*	28,018,114
Total stable value funds				28,138,870
Vanguard	Federal Money Market	Interest-bearing cash	*	6,857,330
nVent Electric plc(1)	Ordinary shares	Common stock	*	25,843,927
Fidelity Brokerage Link(1)	Various investments including common stocks, mutual funds, and money market funds	Self-directed brokerage account	*	12,226,496
NOTES RECEIVABLE FROM PARTICIPANTS, NET OF $347,005 IN DEEMED DISTRIBUTIONS (1)	Interest rates range from 3.25% to 9.50%. Maturity dates range from 2025 to 2040	Participant loan funds	*	6,957,053
TOTAL				$728,593,308
(1)Party-in-interest.
*    Cost information is not required for participant-directed investments and, therefore, is not included.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, nVent Management Company, who administers the nVent Management Company Retirement Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, on June 24, 2025.

nVent Management Company Retirement Savings and Investment Plan
By nVent Management Company

By	/s/ Randolph A. Wacker
Randolph A. Wacker
President and Treasurer